Code of Ethics

Homestead Funds, Inc.

RE Advisers Corporation

RE Investment Corporation

June 18, 2014

This Code of Ethics (the “Code”) has been adopted by Homestead Funds, Inc. (“Homestead Funds” or the “Funds”), RE Advisers Corporation (“REA”) and RE Investment Corporation (“REI”) (collectively, the “Company”) and is designed to comply with Rule 17j-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) and Rule 204A-1 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Additionally, the Code is meant to embody the spirit of the National Rural Electric Cooperative Association (the “Association”), the parent company of the Company.

What does the Code cover?

Topics covered in the Code include:

•	Important Definitions

•	Standards of Business Conduct and General Fiduciary Principles

•	Prohibition Against Insider Trading and Other Fraudulent Behavior

•	Protecting the Confidentiality of Client Information

•	Personal Securities Transactions

•	Reporting Requirements

•	Gifts and Raffles

•	Political Contributions

•	Service as a Director/Outside Business Activities

•	Reporting Violations and Whistleblower Policy

•	Sanctions

•	Recordkeeping

•	Acknowledgment of the Code

Tip: Throughout the Code, look for “Tips.” The Compliance Department has clarified various provisions and given suggestions for compliance with the Code.

Important Definitions

Before reading the Code, you should familiarize yourself with the various defined terms used. Please carefully review “Important Definitions” to ensure you are applying the terms correctly. Important Definitions do not include all terms used in the Code. If you have any questions about any term used in the Code, please ask a member of the Compliance Department for guidance.

•	“Account” means your personal accounts, as well as the accounts of your immediate family members, and any account in which you have a direct or indirect beneficial interest, such as trusts and custodial accounts or other accounts in which you have a beneficial interest or exercise investment discretion.

•	“Automatic investment plan” means any program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

•	“Beneficial ownership” of a security or account occurs when an account or security is: (1) held in your name; (2) held in the name of a member of your immediate family; (3) held in any other person’s name, for which you have control; or (4) by reason of a contract, understanding, or relationship, you obtain benefits from the securities substantially equivalent to those of ownership.

Tip: You do not have beneficial ownership of an account simply by acting as a trustee or an executor of that account (unless of course you have a vested interest in that account.) If you are in doubt whether you have beneficial interest over a particular security or account, please ask Compliance.

•	“Business day” means any day that U.S. financial markets are open for trading. In calculating business days, Saturdays, Sundays and legal holidays are excluded.

•	“Clients” mean REA’s financial planning and outside advisory clients (i.e., Homestead Funds, New Mexico Rural Electric Self-Insurer’s Fund, North Carolina Electric Membership Cooperative, and Clay Electric Cooperative).

•	“Discretionary account” (also known as a “managed account”) means an account empowering a broker or adviser to buy and sell securities without the client’s prior knowledge or consent.

•	“Employee” means any employee, interested director or officer of the Company. “Employee” does not include any employee, director, or officer of a subadviser of Homestead Funds, nor does it include any independent director. The Chief Compliance Officer (“CCO”) has deemed all employees of the Company to have access to confidential client information, and therefore, all employees must adhere to the provisions of the Code.

Tip: Certain Code provisions apply to employees only, and not independent directors.

•

“Gift” is defined as anything of value, given or received by employees, including but not limited to cash, meals, travel expenses and/or reimbursements, gift cards, tickets to events, food or gift baskets, social events/parties, fees paid to attend sponsored events (including conferences), political or charitable donations paid on the employee’s or recipient’s behalf, awards, use of facilities under preferential terms, or any other good, product, service, gratuity or business entertainment. Items with a fair market value of less than $10, promotional items and items won through raffles are excluded from this definition. (See Association Policy 1.5 – Gifts, Including Business Entertainment, Meals and Travel)

•	“Immediate family” includes your spouse and minor children that reside with you. For purposes of the Code, immediate family does NOT include siblings, adult children, parents or other relatives unless they reside with you.

•	“Independent director” of the Homestead Funds refers to a director who has been deemed independent by the Homestead Funds’ Board of Directors.

•	“Initial public offering” or “IPO” means a corporation’s first offering of stock to the public.

•	“Limited offering” is a sale of stocks, bonds, or other investments directly to certain qualified institutional investors. This also is known as a “private placement.” Crowdfunding, which are investments made through crowdfunding sites that serve to match entrepreneurs with investors, are deemed private placements.

•	“Reportable security” includes all vehicles you typically would consider a security, i.e., stocks, bonds, options, etc., except that it does not include:

(i) direct obligations of the United States Government;

(ii) bankers’ acceptances;

(iii) certificates of deposit;

(iv) commercial paper;

(v) high quality short-term debt instruments (which are instruments that have a maturity at issuance of less than 366 days and that are rated in one of the two highest rating categories by a nationally recognized statistical rating organization), including repurchase agreements;

(vi) shares issued by open-end registered investment companies that are not advised by REA, i.e. open-end mutual funds other than Homestead Funds;

(vii) exchange-traded funds (“ETF”) that are registered as an open-end fund; and

(viii) instruments not deemed to be a security under the Investment Company Act. These “non-securities” include: futures contracts, options on futures contracts, general partnership interests that entitle the owners to exercise management control (i.e., not a limited partnership) and direct interests in real estate.

•	“Restricted list” includes issuers from which employees are prohibited from purchasing or selling securities as discussed under Prohibition Against Insider Trading and Other Fraudulent Behavior below.

Tip: ETFs that are not registered as an open-end investment company are reportable but are not required to be pre-cleared. If you are unsure about an ETF’s registration, please check with Compliance.

Tip: Pursuant to SEC guidance, 529 Plans are not deemed reportable securities.1 As such, Compliance does not need to receive copies of your 529 Plan statements, nor must you report any 529 Plan transactions on your quarterly and annual reports.

Standards of Business Conduct and General Fiduciary Principles

The purpose of the Code is to ensure that all employees of the Company and the independent directors apply high ethical standards in their daily performance and do not participate in activities which may lead to or give the appearance of conflicts of interest, insider trading and other forms of prohibited or unethical business conduct.

How does the Code apply to me?

As an employee or independent director, you owe a fiduciary duty to our clients to conduct your affairs, including your own personal securities transactions, in such a manner as to avoid: (i) putting your own personal interests ahead of clients; (ii) taking inappropriate advantage of your position with the Company; and (iii) any actual or potential conflicts of interest or any abuse of your position of trust and responsibility. However, the Code also is designed to protect you in your role as an employee from possible sanctions and litigation.

The provisions of the Code are not all-inclusive. Rather, they are intended as a guide for your daily conduct. In those situations where you may be uncertain as to the intent or purpose of the Code, please consult the Compliance Department. The CCO has the authority to grant exceptions to certain provisions contained in the Code only in those situations when it is clear beyond dispute that the interests of our clients will not be adversely affected or compromised. Additionally, all questions arising in connection with personal securities trading should be resolved in favor of the client even at the expense of the interests of employees.

The Code does not attempt to identify all possible conflicts of interest, and literal compliance with the Code does not shield you, as an employee, or the Company from liability. Therefore, while reading the Code, please keep in mind the following guiding principles:

•	The interests of the clients must be placed first at all times.

•	All personal security transactions must be conducted consistent with this Code and in such a manner as to avoid any actual or potential conflicts of interest or any abuse of your position and responsibility.

•	You may not take advantage of your position as an employee or an independent director.

•	You are prohibited from engaging in any fraudulent, deceptive or misleading act, regardless of whether that act is covered in the Code.

Following these principles in your daily work will help you adhere to the spirit of the Code.

[1]	See WilmerHale, LLP, SEC No-Action Letter No. 2010341616 (July 28, 2010).

Prohibition Against Insider Trading and Other Fraudulent Behavior

What is “Insider Trading” and how does it apply to me?

Insider trading is trading securities while in possession of material, nonpublic information, or improperly communicating that information to others. Criminal sanctions for insider trading may include a fine of up to $1,000,000 and/or ten years imprisonment. The SEC can recover the profits gained or losses avoided through the violative trading, impose a penalty of up to three times the illicit windfall and/or issue an order permanently barring you from the securities industry. Finally, employees, independent directors, and the Company may be sued by investors seeking to recover damages for insider trading violations.

It is the policy of the Company that no employee or independent director may trade, either personally or on behalf of clients, while in the possession of material, nonpublic information, nor may any employee communicate material, nonpublic information to others in violation of the law. Any violation of the Company’s insider trading policies may result in termination.

What is material information?

Information is “material” where there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions. Generally, this includes any information the disclosure of which will have a substantial effect on the price of a company’s securities. No simple test exists to determine when information is material; assessments of materiality involve a highly fact-specific inquiry. For this reason, you should direct any questions about whether information is material to the CCO.

Material information often relates to a company’s results and operations, including, for example, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidity problems, and extraordinary management developments.

Material information also may relate to the market for a company’s securities. Information about a significant order to purchase or sell securities may, in some contexts, be material. Prepublication information regarding reports in the financial press also may be material. For example, the United States Supreme Court upheld the criminal convictions of insider trading defendants who capitalized on prepublication information about The Wall Street Journal’s “Heard on the Street” column.

You also should be aware of the SEC’s position that the term “material nonpublic information” relates not only to issuers, but also to the Company’s securities recommendations and client securities holdings and transactions.

What is nonpublic information?

Information is “public” when it has been disseminated broadly to investors in the marketplace. For example, information is public after it has become available to the general public through a public filing with the SEC or some other government agency, the Dow Jones “tape” or The Wall Street Journal or some other publication of general circulation, and after sufficient time has passed so that the information has been disseminated widely. Limited disclosure, as for example, on a private wire service for institutional investors, is not sufficient. More importantly, disclosure by an insider to a select group of persons is not sufficient, even though the information has been partially disseminated, it is still considered nonpublic for the purposes of the prohibition against insider trading.

Who is an insider?

Almost anyone may be deemed an insider. Traditionally, insiders include fiduciaries, such as a corporation’s officers and directors, who owe a duty to shareholders not to use their positions to take advantage of shareholders, as well as other persons with a duty of confidentiality to a corporation, such as employees, accountants and consultants. However, the courts have found non-traditional insiders, such a financial printer, a newspaper reporter, a non-attorney employed by a law firm, a psychiatrist and former employees, to be insiders in certain situations. Additionally, courts have found both “tippers” – an insider who gives an outsider material, nonpublic information – and “tippees” – an outsider who trades on the information, who knew or should have known that the information was insider information – liable of insider trading.

As an employee of the Company, you are an insider of the Company.

How do I protect myself from insider trading?

Before executing any trade for yourself or clients, you must determine whether you have access to material, nonpublic information, as defined above. If you think that you might have access to material, nonpublic information, you should take the following steps:

•	Report the information and proposed trade immediately to the CCO.

•	Do not purchase or sell the securities of the issuer on behalf of yourself or clients.

•	Do not communicate the information inside or outside the Company, other than to the CCO.

•	After the CCO has reviewed the issue, she will determine whether the information is material and nonpublic and, if so, what action should be taken, which may include placing the issuer on the Restricted List. The CCO may consult with outside counsel in this regard.

What is the “restricted list”?

If you receive or believe you may have received insider information, you must immediately report this to the CCO. In this situation, the CCO, in her sole discretion, may place the issuer on the “restricted list.” Employees are prohibited from personally, or on behalf of a client, purchasing or selling these securities while they are included on the restricted list.

What other behavior is prohibited under this policy?

The intentional creation or spreading of false information intended to affect securities prices, or other potentially manipulative conduct, is strictly prohibited by the Company. This includes rumors spread by word of mouth, through email, on internet chat sites or blogs or by any other form of distribution. If you are aware of any such rumors, either within or outside of the Company, you must inform the CCO immediately.

Protecting the Confidentiality of Client Information

This section is applicable only to employees.

What is “Confidential Client Information”?

In the course of daily investment advisory activities, employees gain access to non-public information about our clients. Such information may include a person’s or entity’s status as a client, personal financial and account information, the allocation of assets in a client portfolio, the composition of investments in any client portfolio, information relating to services performed for or transactions entered into on behalf of clients, advice provided by REA to clients and data or analyses derived from such non-public personal information (collectively referred to as “Confidential Client Information”). All Confidential Client Information, whether relating to the Company’s current or former clients, is subject to the Code’s policies and procedures. Additionally, it is the policy of Homestead Funds only to disclose the Funds’ complete portfolio holdings quarterly, within 60 days of the end of each quarter (with the exception of the Daily Income Fund, which reports its holdings monthly). See the Homestead Funds’ Statement of Additional Information for further detail regarding the Funds’ Portfolio Holdings Disclosure Policy.

When is disclosure of Confidential Client Information allowed?

Information only may be disclosed when the disclosure is consistent with the Company’s policy and the client’s direction. The Company does not share Confidential Client Information with any third parties, except in the following circumstances:

•	As necessary to provide service that the client requested or authorized, or to maintain and service the client’s account. The Company will require that any financial intermediary, agent or other service provider utilized by the Company (such as broker-dealers or sub-advisers) comply with substantially similar standards for non-disclosure and protection of Confidential Client Information and use the information provided by the Company only for the performance of the specific service requested by the Company;

•	As required by regulatory authorities or law enforcement officials who have jurisdiction over the Company, or as otherwise required by any applicable law. In the event the Company is compelled to disclose Confidential Client Information, the Company shall provide prompt notice to the clients affected, so that the clients may seek a protective order or other appropriate remedy. If no protective order or other appropriate remedy is obtained, the Company shall disclose only such information, and only in such detail, as is legally required;

•	To the extent reasonably necessary to prevent fraud, unauthorized transactions or liability; or

•	For the Funds, in accordance with the Portfolio Holdings Disclosure Policy.

As an employee, what is my responsibility regarding Confidential Client Information?

All employees are prohibited, both during and after the termination of their employment with the Company, from disclosing Confidential Client Information to any person or entity outside the firm, including family members, except under the circumstances described above. An employee is permitted to disclose Confidential Client Information only to such other employees who need to have access to such information to deliver the Company’s services to the client.

Employees also are prohibited from making unauthorized copies of any documents or files containing Confidential Client Information and, upon termination of their employment with the Company, must return all such documents to the Company.

Any employee who violates the non-disclosure policy described above will be subject to disciplinary action, including possible termination, whether or not he or she benefited from the disclosed information.

How may I keep Confidential Client Information Secure?

The Company enforces the following policies and procedures for employees to protect the security of Confidential Client Information:

•	The Company restricts access to Confidential Client Information to those employees who need to know such information to provide the Company’s services to clients;

•	Any employee who is authorized to have access to Confidential Client Information in connection with the performance of such person’s duties and responsibilities is required to keep such information secure;

•	All electronic or computer files containing any Confidential Client Information must be password secured and firewall protected from access by unauthorized persons; and

•	Any conversations involving Confdential Client Information, if appropriate at all, must be conducted by employees in private, and care must be taken to avoid any unauthorized persons overhearing or intercepting such conversations.

Personal Securities Transactions

The Company has adopted the following principles governing personal investment activities by employees and independent directors:

•	The interests of clients will be placed first at all times;

•	All personal securities transactions will be conducted in such manner as to avoid any actual or potential conflicts of interest or any abuses of an individual’s position of trust and responsibility;

•	Employees and independent directors must not take inappropriate advantage of their positions; and

•	Employees and independent directors must not use their knowledge of transactions in Homestead Funds or other accounts advised by REA to profit by the market effect of these transactions.

The independent directors are not subject to the following trading restrictions or reporting requirements.

The Compliance Department will monitor employee trading to ensure that the principles of the Code are being upheld. Therefore, even if you are complying with the literal provisions of the Code, you may be sanctioned for improper trading activities. The Chief Compliance Officer, in her discretion, may waive compliance with any particular provision of this Code if necessary or appropriate to avoid an unjust result.

What are the trading restrictions?

Employees are subject to the following restrictions with respect to their personal security transactions. In addition to the below restrictions, portfolio managers and analysts have further restrictions, as discussed below.

•	Required to pre-clear reportable securities (as defined under “Important Definitions”), except for Homestead Funds securities and ETFs;

•	Prohibited from purchasing or selling a reportable security within seven calendar days after REA has traded in the same (or related) issuer. For purposes of counting the calendar days, if REA traded in a reportable security on January 1st, the first day an employee could trade in that security would be January 9th. Additionally, for example, if REA purchases common stock of ABC, Inc., employees would be prohibited from buying or selling common stock or fixed-income securities of ABC, Inc. for seven calendar days;

•	Prohibited from purchasing or selling any security of an issuer included on the Restricted List;

•	Prohibited from purchasing, directly or indirectly any security sold as part of an IPO;

•	Prohibited from purchasing or selling options or futures of a reportable security owned by an REA managed account; and

•	Prohibited from short selling a security owned by an REA managed account. Short selling is defined as selling a security that is on loan to you from a broker-dealer (rather than owned by you) at the time you sell it.

Any violation of the above trading restrictions will result in the employee either 1) selling the reportable security and relinquishing any gain from the transaction (exclusive of commissions) to REA, or 2) relinquishing to REA the difference (exclusive of commissions) between the employee’s sales price and REA’s sales price (assuming the employee’s sales price is higher) multiplied by the number of shares sold by the employee. The employee is responsible for the tax consequences of such transactions.

Tip: Remember to pre-clear trades for your spouse and any immediately family that live with you.

Tip: Options always are deemed reportable and must be pre-cleared, even if the underlying security is not reportable and/or does not require pre-clearance. For example, while purchasing an ETF does not require pre-clearance, purchasing an option on an ETF does.

Tip: Although securities given or received through a bequest, donation or inheritance do not require pre-clearance, please provide documentation to support such transaction as part of your quarterly transaction report submission, clearly indicating the transaction as a bequest or inheritance on your quarterly transaction report, as discussed below.

What if a trade is non-volitional?

If a non-volitional trade involves a reportable security, you only need to report it on your quarterly transactions report.

What if I have a discretionary account with my broker-dealer?

You must notify the broker-dealer of the securities transactions that are prohibited by the Code. The broker-dealer is not allowed to engage in those securities transactions.

Purchases or sales which a broker or adviser executes without your prior knowledge or consent do not need to be pre-cleared, nor do they need to be reported on your quarterly transaction reports. These trades must, however, be reported on your annual holdings report. If you have a discretionary account, you must inform Compliance in writing before trading in the account.

What about my transactions in Homestead Funds?

As noted in the definition of “reportable security” above, transactions in Homestead Funds are reportable. While these transactions do not need to be pre-cleared, you must report these trades on your quarterly transaction report and your annual holdings report. This includes Homestead Funds owned through a deferred compensation plan.

How do I pre-clear a trade?

All access persons are required to utilize the online reporting system to pre-clear a trade. See the “Compliance Science User’s Guide” on the Access Persons SharePoint for additional information.

Most reportable securities other than limited offerings generally will be approved or denied automatically. Limited offerings require you to provide additional information to Compliance. While these offerings are pre-cleared through the online reporting system, Compliance will manually review and approve or deny the trade.

How long is a pre-clearance valid?

A pre-clearance is valid for one business day. Therefore, all trades must be executed on the same day pre-cleared. If you do not execute a trade on the day you received pre-clearance, you must pre-clear the trade again on the business day on which you wish to execute. If a trade requires manual pre-clearance, Compliance will review your request within 4 business hours. Therefore, ensure all pre-clearances are submitted by noon for same day trading.

What additional requirements must a portfolio manager or analyst meet?

Because portfolio managers and analysts are involved in the day-to-day security research and selection process, these employees must adhere to additional requirements when making trades in their personal accounts to avoid actual or perceived conflicts of interest.

Specifically, portfolio managers and analysts are:

1.	Prohibited from delaying or forgoing the purchase of a security for a client so that they may purchase it in their personal account;

2.	Prohibited from buying or selling a security 7 calendar days before REA has bought or sold any security of the same issuer. For purposes of counting the calendar days, if REA traded in a reportable security on January 1st, the first day an employee could trade in that security would be January 9th;

3.	Prohibited from buying and then selling at a profit, or selling and then repurchasing at a lower price, securities of any issuer owned by an REA managed account within 60 calendar days; and

4.	Required on a quarterly basis to disclose any issuer/holding in which he or she owns 5% or more.

Any violation of the above trading restrictions will result in the employee either 1) selling the reportable security and relinquishing any gain from the transaction (exclusive of commissions) to REA, or 2) relinquishing to REA the difference (exclusive of commissions) between the employee’s sales price and REA’s sales price (assuming the employee’s sales price is higher) multiplied by the number of shares sold by the employee. The employee is responsible for the tax consequences of such transactions.

Reporting Requirements

What are the reporting requirements under the Code?

All employees must provide initial and annual holdings reports as well as quarterly transaction reports to the Compliance Department. The reports must contain the information described below.

Independent directors do not have the same day-to-day knowledge of a firm’s operations and trading activities as regular access person employees. Therefore, Rule 17j-1 of the Investment Company Act requires limited reporting of independent directors. Each independent director is exempt from the requirement to provide a quarterly transaction report (as well as the initial and annual holdings) unless he or she knew or, in the ordinary course of fulfilling his or her duties as an independent director of the Homestead Funds, should have known, that during the 15-day period immediately before or after his or her transaction in a reportable security during any given quarter, the Homestead Funds purchased or sold the reportable security, or REA, or a subadviser to the Homestead Funds, considered purchasing or selling the reportable security.

The remainder of this section is inapplicable to independent directors.

Prior to opening a brokerage account, you are required to notify the CCO in writing of this intention. If you opened a brokerage account prior to being subject to this Code, you must notify the CCO in writing within 10 days of becoming an employee, on your initial holdings report, as discussed below. When opening a brokerage account, the brokerage firm has an obligation to ask you whether you are an employee of a registered broker-dealer. You should answer “yes.” Pursuant to NASD Rule 3050, if the brokerage firm cannot send an electronic feed to Compliance through the online reporting system, you must arrange for your brokerage firm(s) to send automatic duplicate brokerage account statements directly to Compliance. Please see Exhibit A to the Code for a form letter to send to your broker.

Tip: For your 401(k) accounts, electronic feeds/duplicate statements are only required if you open or participate in a self-directed brokerage window.

As an employee, you are required to file the following reports with the Compliance Department:

1.	Initial Holdings Report: No later than 10 days after becoming an employee of the Company, you must report the following information to the Compliance Department. (This information must be current as of a date no more than 45 days prior to the date of which you become an employee of the Company.):

•	The title and type of security, and as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which you have any direct or indirect beneficial ownership;

•	The name of any broker, dealer or bank with which you maintain an account in which any securities are held for your direct or indirect benefit; and

•	The date on which you submit the report.

2.	Quarterly transaction reports: You are required to report the securities in which you transacted during the past quarter. These reports, which must be filed no later than 30 days after the end of each calendar quarter, contain, with respect to any transaction during the quarter in a reportable security in which you had any direct or indirect beneficial ownership (this includes securities that you have received as a gift or have inherited, as well as securities you have given, bequested or donated):

•	The date of the transaction, the title and exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares and the principal amount (if applicable) of each covered security;

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	The price of the reportable security at which the transaction was effected;

•	The name of the broker, dealer or bank with or through whom the transaction was effected; and

•	The date you submit the report.

There are some exceptions to the quarterly reporting requirements. You do not need to submit a quarterly report with respect to:

•	Transactions effected for or securities held in, any account over which you have no direct or indirect influence or control; or

•	Transactions effected pursuant to an automatic investment plan.

3.	Annual holdings reports. As of December 31 of each year, you must provide the Compliance Department with the following information (which must be submitted no later than 45 days after December 31):

•	The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which you have any direct or indirect beneficial ownership;

•	The name of any broker, dealer or bank with which you maintain an account in which any securities were held for your direct or indirect benefit; and

•	The date you submit the report.

Tip: The intent of this requirement is to have a “snapshot” of your holdings at a given point of time.

All reports must be submitted through the online reporting system. You will receive email reminders when reports are due. See the “Compliance Science User’s Guide” on the Access Persons SharePoint for additional information on how to complete reports.

Failure to turn in a report by the deadline is a violation of the Code.

Tip: All transactions and holdings in and of reportable securities must be reported, even if the reportable security is not held in a brokerage account.

Gifts and Raffles

This section is applicable only to employees.

May I give or receive gifts?

The Company follows Association Policy 1.5 – Gifts, Including Business Entertainment, Meals, and Travel, Guidelines Section 3(b) – Guidelines for Plan Personnel. Giving, receiving or soliciting gifts in a business setting may create an appearance of impropriety or may raise a potential conflict of interest. As such, the Company has adopted the following standards:

Receiving Gifts

The Company has adopted the following standards regarding the receipt of gifts, as defined under “Definitions,” above:

•	Gifts that present a real or perceived conflict of interest are prohibited;

•	You may not accept a gift that is intended to influence you. Gifts offered by a vendor during a procurement, such as when bids are being sought to establish a new contract or an existing contract is being renegotiated are prohibited; and

•	You may not accept gifts of cash or negotiable instruments (including gift cards).

If the above prohibitions are not present, you may accept gifts, so long as you do not receive more than a $100 in gifts from one giver during a rolling 12-month period. However, a gift that personally benefits you with no associated business benefit are discouraged. Gifts where a vendor is not in attendance are likely to solely and personally benefit you and are discouraged.

Legitimate business entertainment gifts – travel, meals, and lodging – are not subject to the $100/ rolling 12 month period limit, so long as the gift is otherwise permissible under the Code. Gift baskets and similar gifts may be kept, so long as the gift is shared with other employees.

If you receive a prohibited gift, you must return it, donate it, or if appropriate, share it with staff.

Tip: Gifts received in recognition of a personal life event, such as a birthday, birth of a child or wedding gift, from an employee at a co-op or a vendor are permissible so long as you have no direct decision making authority over that vendor’s contract or relationship, and the gift is not intended to influence you. These “life event” gifts cannot exceed a value of $100 per giver during a rolling 12-month period and must be logged.

Tip: You are allowed to accept gifts from a coworker who is employed by NRECA.

May I keep a gift that I won in a vendor raffle?

Yes. Items won through raffles are excluded from the definition of gift. However, you still must log the item and note that it is a “raffle” under “Gift Type” on the electronic tracking form, as discussed in “Logging Gifts,” below.

A co-op gave me a gift card to thank me for my presentation. May I keep it?

No. Gift cards are strictly prohibited.

A vendor took me out to dinner twice this year, and the total exceeded $100. Am I in violation of the Code?

No. Reasonable business entertainment expenses – travel, meals and lodging – are not subject to the $100/rolling 12-month period limit. Therefore, airfare, hotels, and meals that exceed $100 are acceptable so long as the costs are reasonable, there is no actual or perceived conflict of interest, and the business expense is for a legitimate business purpose (i.e., is not personal in nature). Even if permissible, consider that frequent dinners paid for by a vendor raise the appearance of impropriety.

Tip: Business meals or team building events, where only Association staff members are in attendance do not meet the definition of gift and do not have to be tracked and recorded.

May I attend an educational conference paid for or conducted by a service provider?

Yes. However, your supervisor must approve and attest in writing that:

1.	The conference topic is reasonably related to your employment;

2.	Expenses for the conference are reasonable; and

3.	Benefits afforded by attendance are unlikely to compromise your duties under ERISA.

Giving Gifts

Employees may give gifts valued at $100 or less, so long as the gift is reasonable and would not cause a real or perceived conflict of interest or influence. The $100 limit does not apply to business entertainment given – travel, meals, and lodging – so long as the amount is reasonable.

Additionally, employees are strictly prohibited from giving political contributions in any amount in their role as employees. See “Political Contributions,” below, for further information.

May my department give gift cards as gifts?

Yes, so long as the gift is reasonable and the amount of the gift card is $100 or less.

May I take a vendor out to dinner?

Yes. The total may exceed $100, so long as the costs are reasonable.

What about charitable gifts?

Generally, these gifts are fine in any amount, as they are not given in your role as an employee of the Company. Likewise, donations to Association-sponsored charities are permissible. However, all employees must be mindful of their role as an employee of the Company and actual and perceived conflicts of interest when making or soliciting charitable gifts.

Logging Gifts

How do I keep track of the gifts I have received?

Every employee must log all gifts given or received or raffles won on the Association’s electronic form “Gift and Gratuity or Business Entertainment Tracking Form,” available on LiveWire and Outlook. All gifts, including business entertainment and life event gifts, must be logged. Only gifts under $10 in value and reasonable promotional items (i.e., pens, t-shirts) are excluded from the logging requirement. All items must be logged within 15 days of giving or receiving the gift or raffle item.

The log reporting requirement is for the purpose of helping the Company monitor the activities of its employees. However, the reporting of a gift, gratuity or raffle does not relieve any employee from the obligations and policies set forth in this Section or anywhere else in this Code.

Tip: The above guidelines only apply to gifts received from parties outside of the Company or the Association who are members, vendors or service providers to the Company or the Association. For example, if you receive an RE Excellence award from your supervisor, win an Association raffle or receive a birthday gift from a coworker, these items are not covered by this policy. Additionally, if you win a raffle at your church, this is not covered. The rationale is that these gifts and gratuities do not create a possible undue influence from an outside party.

Tip: If you are unsure of the exact value of the gift, use a reasonable estimate of payment or benefit.

Political Contributions

This section is applicable only to employees.

May I make or solicit political contributions?

Yes, so long as: (1) you have not been deemed a “covered associate” of REA; and (2) all contributions given or received do not present an actual or perceived conflict of interest with your duties as an employee.

Under the recently enacted Advisers Act Rule 206 (4)-(5), better known as the “pay-to-play” rules, REA’s “covered associates,” as defined under those rules, are subject to strict restrictions on their political contributions. Due to the nature of REA’s business, the CCO has deemed only REA officers to be covered associates. These employees should refer to the “Pay to Play” policy and procedures, located in the REA procedural addendum. Covered associates are required to attest quarterly to their adherence to REA’s pay-to-play policies through the online reporting system.

Tip: Regardless of whether you are a covered associate, you are prohibited from making political contributions in any amount in your role as an employee.

Service as a Director/Outside Business Activities

This section is applicable only to employees.

All outside business activities must be pre-cleared by Compliance through the online reporting system. See the “Compliance Science User’s Guide” on the Access Persons SharePoint for additional information on how to submit approval for outside business activities.

May I serve on the board of directors of organizations, such as my condominium association?

As an employee, you may not serve on the board of directors of any company or organization without prior written authorization from Compliance, based upon a determination that such board service would be consistent with the interest of the clients. This includes board service on publicly traded companies, privately held companies and charitable, service and social organizations.

Additionally, you must notify Compliance in writing if you serve as a fiduciary (such as acting as an executor, trustee, conservator, power of attorney or a guardian) for any person, except your immediate family, as defined above under “Important Definitions.” (Only notification, not pre-clearance, is required.)

May I participate in public speaking engagements or contribute to publications in my role as an employee if these activities are unpaid?

Yes, but you must receive advance approval from Compliance. It does not matter whether outside activities are compensated. If a speaking engagement or publication draws upon either your position as an employee of the Company or your knowledge related to being an employee (i.e., financial or investment guidance), you must receive pre-approval.

On the other hand, if these activities do not relate to your position with the Company – i.e., publically speaking or writing about a non-investment or finance related hobby, pastime, belief, etc. – the activities do not need to be pre-approved.

May I participate in an investment club?

No. You and your immediate family may not participate in an investment club or similar entity.

Tip: Compliance generally will approve board service or outside business activities, unless the requested activity creates a conflict of interest, or appears to create a conflict of interest, between the interests of the Company and its clients and the personal interests of the employee. However, outside business activities that involve investment advice or financial services, as well as board service on publicly traded companies, will not be approved.

Reporting Violations and Whistleblower Policy

This section is applicable only to employees.

If I know of, or suspect a violation of the Code, can my manager reprimand me for reporting it to the Compliance Department?

No. The Company follows Association Policy 1.6 – Whistleblower Protection. As an employee, it is your affirmative duty to the clients, the Company, and the Association to promptly report any violations or suspected violations of the Code to the CCO. Additionally, an employee may report a violation of the federal securities laws to the CCO or to the Securities and Exchange Commission (“SEC”) as defined in Rule 21F-3 of the Securities Exchange Act of 1934. If the suspected infringement violates both the Code and federal securities laws, you make elect to report this violation to the CCO, SEC or both. Any retaliation for the reporting of a violation under this Code (i.e., “whistle blowing”) will constitute a violation of the Code.

Sanctions

What sanctions are there for violating the Code?

As a basic condition of your employment with the Company, you are expected to strictly comply with the provisions of the Code. A material breach of the provisions of the Code may constitute grounds for disciplinary action, up to and including termination. Further, you may be required to surrender any profit realized from a transaction that is deemed to be in violation of the Code. All Code violations are reported to the Homestead Funds Board of Directors.

Following are guidelines associated with additional sanctions that may arise out of multiple violations of the Code. These guidelines are in addition to the surrender of any profit realized from transactions that were deemed to be violations of the Code or sanctions that are applied for material violations of the Code. In administering these guidelines a rolling two-year, look-back period applies. Code violations incurred prior to June 25, 2014, the effective date of these new guidelines will not be considered.

1st Violation

Notification letter stating your violation is issued. In addition, your manager will be provided with a summary of your violation.

2nd Violation

Notification letter stating your violation and enumerating a fine levied is issued. In addition, your manager, department director and the Funds’ CEO will be provided with a summary of your violations.

There are two categories of employees to be considered for fines to be levied:

•	Category 1 - Directors and Officers of the Company (excluding independent directors of Homestead Funds); and portfolio managers and analysts

•	Category 2 – All other Employees not captured in Category 1 above

The fine associated with a second violation of the Code for Category 1 personnel is: $250 made payable to NRECA International Foundation.

The fine associated with a second violation of the Code for Category 2 personnel is: $75 made payable to NRECA International Foundation.

3rd Violation

Notification letter stating your violation and enumerating a fine levied is issued. In addition, your manager, department director, and the Funds’ CEO will be provided with a summary of your violations.

The fine associated with a third violation of the Code for Category 1 personnel is: $500 made payable to NRECA International Foundation, and a 6-month trading moratorium is imposed (only sales will be permissible).

The fine associated with a third violation of the Code for Category 2 personnel is: $150 made payable to NRECA International Foundation, and a 6-month trading moratorium is imposed (only sales will be permissible).

4th Violation

The Chief Compliance Officer and the Board of Directors of Homestead Funds will determine the sanction to be imposed for a fourth violation of the Code, including termination. Your manager, department director and the Funds’ CEO will be provided with a summary of the sanction imposed for the fourth violation.

You are urged to seek the advice of the CCO or any member of the Compliance Department for any questions about the Code or the application of the Code to your individual circumstances.

Recordkeeping

What documents does the Compliance Department want me to retain?

As an employee, you should retain the following documents (in hard or electronic copy):

•	The most recently adopted version of the Code, along with copies of your Code attestations;

•	The most recently adopted Homestead Funds, REA and REI compliance manuals; and

•	Copies/electronic confirmations of all your trade pre-clearances, annual holdings and quarterly trade reports, annual and quarterly employee certifications and duplicate brokerage statements for the past five years.

For the independent directors, the most recent versions of the Code and the Directors’ Handbook are available on the Diligent Boardbook site. The Compliance Department will maintain (or cause to be maintained) in a readily accessible place the following records:

•	A copy of any Code adopted by the Company that is or has been in effect during the past five years;

•	A record of any violation of the Code and any action that was taken as a result of such violation for a period of five years from the end of the fiscal year in which the violation occurred;

•	A record of all written acknowledgements of receipt of the Code and amendments thereto for each person who is currently, or within the past five years was, an employee, which shall be retained for five years after the individual ceases to be an employee of the Company;

•	A copy of each report, or electronic confirmation thereof, made pursuant to the Code, including any brokerage confirmations and account statements made in lieu of these reports;

•	A list of all persons who are, or within the preceding five years have been, employees; and

•	A record of any decision and reasons supporting such decision to approve an employee’s acquisition of securities in IPOs, limited offerings and private placement within the past five years after the end of the fiscal year in which such approval is granted.

Acknowledgement of the Code

This section is applicable only to employees.

What certifications must I give to the Compliance Department?

Initial Certification

Within ten days of employment with the Company, you will be provided with a copy of the Code and must certify through the online reporting system that you have: (i) received a copy of the Code; (ii) read and understand all provisions of the Code; (iii) agreed to abide by the Code; and (iv) reported all account holdings as required by the Code.

Annual and As-Needed Certification

On an annual basis, the Compliance Department will provide you with the most current version of the Code and will review the provisions of the Code with you and explain any amendments, as applicable. As any employee, you must certify through the online reporting system that you have: (i) received a copy of the Code; (ii) read and understood the Code; and (iii) agree to abide by the Code as amended.

If the Code is amended during the year, the Compliance Department will request your attestation through the online reporting system.

An email will be sent to you when a certification is due.

Your Compliance Team:

Danielle Sieverling, Chief Compliance Officer – ext. 5993

Kelly Whetstone, Counsel and Senior Director of Securities Compliance – ext. 5953

Monica Ollivierre, Securities Compliance Advisor – ext. 5903

Jeffrey Barnes, Senior Risks and Controls Advisor – ext. 6428

Exhibit A – Broker Request Letter Form

(required only if electronic feed to online trading system unavailable)

            , 201

[Broker-Dealer Firm]

ATTN: Compliance Officer

[Address]

RE:	Duplicate Account Statements for [Name on Accounts]

Account Number: [Account Numbers]

Dear Sir or Madam:

Please send duplicate monthly/quarterly statements for the account holder listed above to:

Chief Compliance Officer

RE Investment Corporation

4301 Wilson Boulevard

Arlington, VA 22203

If you have any questions, please contact me at [Your Phone Number] or Monica Ollivierre at 703-907-5903.

Sincerely,

[Your Name]

cc: Compliance Department